Exhibit 99.1

REE Automotive Provides 2024 Business Update; Reschedules Date for its Fourth-Quarter and Fiscal Year 2024 Earnings Results

TEL AVIV, Israel, (April 28, 2025) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company that develops and builds software-defined vehicle technology and provider of full by-wire electric trucks and platforms, today announced a 2024 business update and that it reschedules the release date of its fourth-quarter and fiscal year 2024 financial results to before the market opens on Thursday, May 15, 2025, as it requires additional time to complete the Annual Report. The Company does not anticipate any material changes to the financial results included in today’s announcement.

2024 Business Highlights

1.	Increased reservations[1] to nearly $1 billion as demand for REE’s software defined vehicles (SDV) technology and powered by REE vehicles remains strong and continues to grow.

2.	First U.S. Deliveries Expected in the First Half of 2025. Collaboration with Motherson Group aims to solidify REE’s supply chain and collaboration with Roush Industries provides capabilities to deliver SDVs.

3.	Signed MOU with one of the leading technology companies for REE’s SDV technology, aiming to expand REE’s access into the global, public autonomous transportation vehicle market, having already received certain up-front fees related to the project.

4.	Achieved Important Technology Milestones including first Federal Motor Vehicle Safety Standards (FMVSS) certification of a full by-wire vehicle, completion of first autonomous drive on an active runway with Airbus UpNext, introduction of REEai Cloud and collaboration with Geotab. Milestones demonstrate the growth opportunity for REE as key enabler of next generation electric, autonomous, and connected commercial vehicles.

“2024 was a defining year for REE. After more than a decade of innovation and execution, we are expecting the deliveries of commenced production of our SDV, the P7-C, the world’s first FMVSS-certified, full by-wire commercial vehicle certified for public roads in the United States, and we expect deliveries in the first half of 2025. We are seeing strong market validation with reservations reaching nearly $1 billion,” said Daniel Barel, Co-Founder and Chief Executive Officer of REE.

“We started this journey over a decade ago and, in 2024, we witnessed our vision come to life. With expected deliveries of our first vehicles beginning in the coming months, strategic partners in place, a large service network and growing demand from tech companies, fleet managers and OEMs alike, 2025 is expected to continue REE on this trajectory. We look forward to discussing in more detail as well as provide an update our current outlook for 2025 during our call on May 15, 2025.”

1)	Reservations include both binding sales orders and non-binding capacity reservations, including those from our MOU. Reservations are intended to include deliveries over the next few years. There is no guarantee that these reservations will materialize.

Q4 and 2024 Year-End Preliminary Unaudited Select Financial Results

●	Expected $72.3 million in cash & cash equivalents and short-term investments as of December 31, 2024 (inclusive of a $18 million credit facility) compared to $85.6 million in cash & cash equivalents and short-term investments as of December 31, 2023 (inclusive of a $15 million credit facility).

●	Expected U.S. Generally Accepted Accounting Principles (GAAP) net loss in 2024 of $111.8 million, or $7.01 loss per share, compared to $114.2 million, $11.32 loss per share, in 2023.

●	Expected fourth quarter 2024 GAAP net loss of $37.3 million, or $1.51 loss per share, compared to $38.5 million, or $2.56 loss per share, in Q3 2024 and $35.2 million, or $3.44 loss per share, in Q4 2023.

The preliminary results presented reflect the Company’s estimates based solely upon information available, and the Company’s final results could differ from these estimates due to the completion of the Company’s financial closing procedures, final adjustments and other developments that may arise between now and the time such audited consolidated financial statements for the year ended December 31, 2024 are issued. The Company expects to release the fully audited 2024 financial statements on or before May 15, 2025.

Earnings Release and Call Information

In accordance with today's announcement, the Company will file a Notification of Late Filing on Form 12b-25 with the U.S. Securities and Exchange Commission with respect to its Annual Report on Form 20-F (the “Annual Report”) for the fiscal year ended December 31, 2024. In accordance with Form 12b-25, the Company is rescheduling the release date of its fourth-quarter and fiscal year 2024 financial results to before the market opens on Thursday, May 15, 2025. The Company does not anticipate any material changes to the financial results included in today’s announcement. A webcast and conference call will be held on the same day at 8:30 a.m. ET to review the Company’s financial results and discuss recent events and conduct a question-and-answer session.

Investors may submit questions for consideration by emailing investors@ree.auto.

Event: REE’s Fourth-Quarter and Fiscal Year 2024 Financial Results Conference Call
Date: Thursday, May 15, 2025
Time: 8:30 a.m. ET
Conference Call Dial-In: LINK

Webcast Registration: LINK
Add to calendar: LINK

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

About REE Automotive

REE Automotive Ltd. (Nasdaq: REE) is a technology company enabling the next generation of software-defined vehicles (SDVs). Powered by REE® vehicles manage operations and features through proprietary software, enhancing safety, modularity and performance in passenger and commercial vehicles. At the core of REE’s SDV technology is a single unified layer powered by the company’s system-on-chip, redundant architecture capable of real-time, complex decision making on vehicle dynamics, energy management and autonomy. REE has a global supply chain managed by multibillion dollar international supplier, Motherson Group, REE’s second largest investor. Together with a leading automotive manufacturer in Detroit, REE can produce Powered by REE vehicles at scale without the need for capital-intensive investment. REE’s SDV technology licensing is a solution for OEMs seeking to improve their cost structure, reduce time to market and enhance their product offering. The company is targeting the first deliveries of its flagship P7-C electric truck in the first half of 2025, and plans for continued growth by completing, not competing with global OEM’s future vehicle lineups. With a validated and certified SDV architecture, REE helps automakers and fleet operators unlock new mobility possibilities. Learn more at www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses the date of the expected filing of its Annual Report, the benefits of its collaborations with Motherson Group and Roush Industries, the expected timing of the delivery of the P7-Cs, and its preliminary unaudited estimates of its cash & cash equivalents and short-term investments and GAAP net loss for the quarter and fiscal year ended December 31, 2024. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2024 and in subsequent filings with the SEC.